Exhibit 99.1

Ituran Location and Control Ltd. Announces that its board of directors has authorized the
Repurchase of its Ordinary Shares Up to $10 Million

Azour, Israel, July 17, 2006 - Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that today its Board of Directors has authorized the Company to utilize up to $10 million to repurchase ordinary shares in the Company.

The purchases may be made from time to time on the open market at the Board of Directors' discretion depending on share price and market conditions. No time limit was set for the repurchase program, and the program may be suspended from time to time or discontinued. The share repurchase will be funded from available working capital.

The Company currently has approximately 23.321 million shares outstanding. The closing price for the Company's shares on The NASDAQ National Market on July 14, 2006 was $13.36.

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran's subscriber base has been growing significantly since the Company's inception to over 370,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market - leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended. These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact:
Eyal Sheratzky
Co-CEO
+972 3 5571777
eyal_s@ituran.com